

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Andrew Jolley
Managing Member
Of Equisource Management, LLC
General Partner
2009 E. Windmill Lane
Las Vegas, NV 89123

> **Re: Equisource Hotel Fund I, LLP**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 28, 2013**
> **File No. 333-185267**

Dear Mr. Jolley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment four in the letter dated December 28, 2012. Please reconcile the description of the terms of your repurchase program described in the response and the terms set forth in the registration statement. We note, for example, that the registration statement refers to a monthly repurchase and a maximum amount of shares subject to the repurchase program of 3% of the weighted average number of units outstanding during the prior year while your response indicates a quarterly program and a 2% maximum. We may have further comment. Also, please tell us what consideration you have given to allowing that requests for redemption and withdrawals of requests for redemption be made less than five business days prior to the end of each month (assuming the disclosure in the registration statement is accurate).

Results of Operations, page 39

2.   Given the general partner contributed $15,500 to the partnership to fund offering costs, and these costs will be reflected as expenses in the partnership's statement of operations, we are unclear how you are able to make the representation that the registrant will not be responsible for these costs or any other costs associated with the cost of the offering. Please explain the apparent discrepancy to us or revise your disclosure accordingly.

Liquidity and Capital Resources, page 40

3.   We note your response to comment 5 of our comment letter dated February 7, 2013 where you state, "we expect that we may finance any particular hotel purchase with up to 75% financing from a traditional banking institution." Please revise to clarify whether you have any agreement, arrangement or understanding with a particular banking institution. If not, please revise to so state.

4.   We note your disclosure where you state, "if we are unable to obtain financing on any property, we will either purchaser [sic] a smaller hotel property with cash from this Offering and from an investment from our General Partner." Please revise to clarify whether there is a formal arrangement with your general partner with respect to such an investment. If not, please revise to so state and to indicate that the general partner has no obligations to provide such investments.

5.   We note your disclosure where you state, "if we purchase a hotel and have funds available, but not enough funds available to actually purchase an additional property or provide a down payment on an additional property, we intend to return funds and reduce capital accounts of the limited partners." Please revise to clarify whether, after you have raised the minimum of $1,000,000 and have purchased a hotel, you will have an obligation to distribute the excess funds. If you will have no such obligation, please revise to clarify.

Prior Performance of the General Partner, page 50

6.   We note your response to comment 8 of our comment letter dated February 7, 2013 where you state, "we do not believe that we have other "programs" that are appropriate for disclosure." For Equisource, please tell us whether your general partner or any of its affiliates, including promoters of the partnership, and all persons that, directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the general partner or its promoters, raised funds from passive investors to fund the acquisitions of real estate properties or interest in real estate. We may have further comments.

Financial Statements, page F-1

General

7.   Please review the mathematical accuracy of your financial statements. In your review, please address the following items:

- It does not appear that your balance sheet as of September 30, 2012 balances.

- The sum of items listed as cash flows from operating activities does not appear to equate to the amount listed as total cash used by operating activities for the period ended December 31, 2012

- The amount listed as the change in assets and liabilities in the operating cash flow section for the period ended December 31, 2012 does not equate to the actual change in assets and liabilities for the period.

- The amount shown as the net increase in cash and cash equivalents for the period ended December 31, 2012 of $12,986 does not equate to the actual increase in cash and cash equivalents for the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, accounting reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel